Amendment To Mineral Lease and Option Agreement

This agreement (Amendment Agreement) is made and entered into by and among Bull Mountain Resources, LLC ("BMR") and Austin American Corporation ("Austin NV").

RECITALS:

A. WHEREAS BMR and Austin NV are party to a Mineral Lease and Option Agreement (the "Agreement") dated May 16, 2022 on the Stockade Mountain Project;

B. WHEREAS BMR and Austin NV desire to amend certain terms of the Agreement;

C. NOW THEREFORE in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1. **Section 3.b. of the Agreement shall be deleted in its entirety and replaced with the following:**

"a. Work Commitments. Lessee shall fulfill the following minimum work commitments on the Premises (or pay to Lessor the equal amount in cash at the end of the relevant time period):

By May 16, 2023	US$ 30,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

The nature, place and conduct of work shall be at the sole discretion of the Lessee and may be performed on or off the Premises, so long as such work benefits the exploration, development or mining of the Premises. The amount of the expenditures shall be determined by the direct cost to the Lessee of work performed by Lessee or independent contractors, including the salaries, expenses and benefits burden of Lessee's employees performing work, and the reasonable cost of equipment rentals. Any amounts paid as claim maintenance fees for the unpatented mining claims for private property access agreements shall not be considered as applicable toward work requirements hereunder."

2. **Except as amended by this Amendment Agreement the Agreement remains effective and in good standing.** All the other Sections and Clauses of the Agreement will remain in full force and effect.

This Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. A photocopy or scanned copy of this Agreement as executed by one or both parties shall be duly executed and binding upon the signing parties, and shall be deemed to be delivered upon delivery by e-mail, courier, mail or personal delivery.

If any part, term or provision of this Amendment Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and

enforced as if the Amendment Agreement did not contain the particular part, term or provision held to be invalid.

Executed effective on February 28, 2024.

Bull Mountain Resources, LLC

By ____________________

Name Frank Hillemeyer

Title Manager

Austin American Corporation

By ____________________

Name Dennis Higgs

Title President